Graubard Miller

The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800

(212) 818-8881		(212) 818-8638 email address jgallant@graubard.com

February 2, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pivotal Investment Corp. III
Amendment No. 1 to Form S-1
Filed January 25, 2021
File No. 333-252063

Ladies and Gentlemen:

On behalf of Pivotal Investment Corp. III (“Company”), we respond as follows to the Staff’s comment letter, dated February 1, 2021, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Form S-1 filed January 25, 2021

Our amended and restated certificate of incorporation will provide..., page 51

1.

In the last sentence you state, “In addition, the exclusive forum provision will not apply to actions brought under the Securities Act, or the rules and regulations thereunder.” Exhibit 3.2 TENTH, states that claims under the Securities Act of 1933, as amended, are to be filed in the Court of Chancery or the federal district court for the District of Delaware. Please reconcile the disclosure with Exhibit 3.2.

We have revised Section A of Article TENTH of Exhibit 3.2 to clarify that the exclusive forum provision will not apply to actions brought under the Securities Act as requested.

Securities and Exchange Commission

February 2, 2021

Exhibit 4.4, Warrant Agreement, page II-4

2.	In the final sentence of Section 9.3, please clarify the reference to “Act”.

We have revised the final sentence of Section 9.3 of Exhibit 4.4 to clarify that the “Act” refers to the Securities Act of 1933, as amended (which is defined in the agreement as the “Securities Act”) as requested.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Kevin Griffin, CEO